Exhibit 99.1

Qilian International Holding Group Limited Reports Fiscal Year 2020 Financial Results

Jiuquan, China, February 11, 2021 – Qilian International Holding Group Limited (Nasdaq: QLI) (the “Company”), a China-based pharmaceutical and chemical products manufacturer, today announced its financial results for the fiscal year ended September 30, 2020.

Mr. Zhanchang Xin, Chairman and CEO of the Company, commented: “We are pleased with our fiscal year 2020 financial results as we recorded revenue of US$50 million, which was in line with our expectations. The past year was a difficult year for our Company due to the challenges of COVID-19 pandemic, but we continued to grow our business, execute on our strategic priorities, and deliver value to our partners, customers and shareholders. It demonstrates that we have the innovation, diversification, stability, resilience and national scale to perform well in this challenging environment. While we believe the current market conditions will persist in the short-term, we expect to see demand growth in the long run.”

Mr. Xin continued: “We are proud of the Company with over 50 years of history and in the pharmaceutical and chemical industry in China. Our successful initial public offering in January 2021 was yet another milestone for the Company and we are pleased to be in a position to continue pursuing the significant growth opportunities that lie ahead. We look forward to building on our momentum in 2021 and beyond, and we are confident that we are well-positioned to continue driving significant long-term value for our shareholders.”

Fiscal Year 2020 Financial Highlights

	For the Year Ended September 30,
($ millions, except per share data)	2020	2019	% Change
Net revenue	50.0	46.1	9%
Oxytetracycline & Licorice products and TCMD	32.6	30.1	8%
Heparin products and Sausage casing	16.7	15.4	9%
Fertilizer	0.7	0.5	28%
Gross profit	7.5	9.7	-22%
Gross margin	15.1%	21.0%	-5.9 pp *
Income from operations	4.8	6.2	-22%
Net income attributable to Qilian International Holding Group Limited	5.1	5.3	-5%
Earnings per ordinary share	0.17	0.18	-6%
EBITDA	7.2	8.4	-14%

*	Notes: pp represents percentage points

•	Net revenue was $50.0 million, an increase of 9% from $46.1 million in fiscal year 2019.

•	Gross profit was $7.5 million, a decrease of 22% from $9.7 million in fiscal year 2019.

•	Gross margin was 15.1% compared with 21.0% in fiscal year 2019.

•	Net income attributable to Qilian International Holding Group Limited was $5.1 million, a decrease of 5% from $5.3 million in fiscal year 2019.

•	Basic and diluted earnings per ordinary share was $0.17, compared with $0.18 in fiscal year 2019.

•	EBITDA was $7.2 million, a decrease of 14% from $8.4 million in fiscal year 2019.

Fiscal Year 2020 Financial Results

Net Revenue

Net revenue increased by $3.9 million, or 9% to $50.0 million in fiscal year 2020, from $46.1 million in fiscal year 2019, which was primarily attributable to a $2.5 million increase in sales from oxytetracycline products and licorice products, and a $1.3 million increase in sales from heparin products and sausage casings.

	For the Year Ended September 30,
	2020			2019
($ millions)	Revenue	Cost of revenue	Gross margin	Revenue	Cost of revenue	Gross margin
Oxytetracycline & Licorice products and TCMD	32.6	25.0	23.3%	30.1	22.3	26.0%
Heparin products and Sausage casing	16.7	17.2	-2.7%	15.4	13.9	9.7%
Fertilizer	0.7	0.3	56.6%	0.5	0.2	66.0%
Total	50.0	42.5	15.1%	46.1	36.4	21.0%

Sales for oxytetracycline products, licorice products and TCMD increased by $2.5 million, or 8% to $32.6 million in fiscal year 2020, from $30.1 million in fiscal year 2019. The increase in sales in this segment is due to the following reasons: (1) we conducted our scheduled facility maintenance from July 2019 to September 2019, which resulted in reduced oxytetracycline production by approximately 386 tons (a 16% decrease compared to that of fiscal year 2020). Although the outbreak of COVID-19 in early 2020 had negative impact of the manufacturing, we resumed production on February 27, 2020. Due to the production suspension in 2019, the quantity sold in 2019 was 16% less than the sales quantity in 2020, which contributed to $3.9 million of increase in sales in 2020. (2) Sales price per unit decreased by 5%, which is considered as normal in the course of business. The sales decreased by $0.6 million due to the price change. (3) during the COVID-19 outbreak in China, we switched part of our production lines to manufacture disinfection products in light of a shortage of such products, which contributed $148,000 in sales for the year ended September 30, 2020; (4) The sales increase in this segment was offset to a certain degree by a decrease in sales of licorice products. The COVID-19 outbreak in China during January to March had a significant impact on the sales of our licorice products. The sales volume of our licorice products decreased by 16% due to the logistics restraint and delays caused by China’s national lockdown during the COVID-19 outbreak. However, the market price of our licorice products had increased by 9% compared to same period in the last year due to the market’s high demand. Overall, the sales from our licorice products decreased by $0.3 million. (5) Due to the exchange rates, the sales for the year ended September 30, 2020 denominated in USD reduced by $0.6 million compared to that for the year ended September 30, 2019.

Sales from heparin products increased by $1.3 million, or 9%, to $16.7 million in fiscal year 2020, from $15.4 million in fiscal year 2019. The increase of our sales of heparin products was mainly driven by the demand from our two long-term pharmaceutical customers. However, our sales of sausage casing were decreased by $2.3 million due to the combined effect of COVID-19 outbreak and African Swine fever in China.

Sales from fertilizer increased by $0.2 million, or 28%, to $0.7 million in fiscal year 2020, from $0.5 million in fiscal year 2019. The increase in our sales of fertilizer products was due to our newly developed customers and regulatory policy of decreasing use of non-organic fertilizer and pesticide. Our fertilizer products are mainly organic and more environmental friendly.

Cost of Revenue and Gross Profit

Cost of revenue increased by $6.1 million, or 17%, to $42.5 million in fiscal year 2020, from $36.4 million in fiscal year 2019. Gross profit decreased by $2.2 million, or 22%, to $7.5 million in fiscal year 2020, from $9.7 million in fiscal year 2019. Gross margin decreased by 5.9 percentage points to 15.1% in fiscal year 2020, compared with 21.0% in fiscal year 2019.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $0.8 million, or 22%, to $2.7 million in fiscal year 2020, from $3.5 million in fiscal year 2019. The decrease was mainly attributable to the decrease of approximately $0.7 million in consulting and professional fees related to our effort to go public which were not eligible to be capitalized in accordance with the U.S. GAAP. As 2019 was the first year we prepared the public listing and filing, the majority filing cost were incurred in 2019.

Interest Expenses

Interest expenses are primarily generated from bank borrowings including bank loans and banknotes payable. Interest expenses were $243,000 in fiscal year 2020, compared with $224,000 in fiscal year 2019.

Other Income

Other income was $1.2 million in fiscal year 2020 as compared to $1.0 million in fiscal year 2019, which was primarily consists of government grants and other non-operating incomes.

Income taxes Provision

Provision for income taxes decreased by $0.2 million, or 16%, to $0.8 million in fiscal year 2020, from $1.0 million in fiscal year 2019, as a result of the decreased income before income tax provision. Income before income tax provision was $5.8 million in fiscal year 2020, compared to $6.9 million in fiscal year 2019.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders decreased by $0.3 million, or 5%, to $5.0 million in fiscal year 2020, from $5.3 million in fiscal year 2019.

Basic and diluted earnings per ordinary share were $0.17 in fiscal year 2020, compared with basic and diluted earnings per ordinary share of $0.18 in fiscal year 2019.

EBITDA

EBITDA decreased by $1.2 million, or 14%, to $7.2 million in fiscal year 2020, from $8.4 million in fiscal year 2019.

Balance Sheet

As of September 30, 2020, the Company had cash of $11.9 million, compared with $4.6 million as of September 30, 2019.

Cash Flow

Net cash provided by operating activities was $5.1 million in fiscal year 2020, compared with net cash used in operating activities of $0.6 million in fiscal year 2019.

Net cash used in investing activities was $0.4 million in fiscal year 2020, compared with $0.7 million in fiscal year 2019.

Net cash used provided by financing activities was $2.1 million in fiscal year 2020, compared with $0.4 million in fiscal year 2019.

Non-GAAP Financial Measures

The Company’s management uses certain financial measures to evaluate its operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and the Company’s calculations thereof may not be comparable to similarly entitled measures reported by other companies. The Company believes that EBITDA is a useful performance measure and can be used to facilitate a comparison of its operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting its business than GAAP measures alone can provide. The Company’s management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. The Company’s management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with the companies in the same industry, many of which present similar Non-GAAP financial measures to investors. The Company presents EBITDA in order to provide supplemental information that Management considers relevant for the readers of its consolidated financial statements included elsewhere in this annual report, and such information is not meant to replace or supersede U.S. GAAP measures.

The Company’s management defines EBITDA as net income (loss) before interest expense, income taxes, and depreciation and amortization. EBITDA is not defined under U.S. GAAP and is subject to important limitations as analytical tools, you should not consider them in isolation or as substitutes for analysis of our Company results as reported under U.S. GAAP.

	For the Years ended September 30,
	2020	2019
Net income	$4,940,441	$5,908,479
Interest expense	242,877	223,657
Income tax provision	864,908	1,033,440
Depreciation & Amortization	1,105,588	1,188,173
EBITDA	$7,153,814	$8,353,749

Recent Developments

On February 8, 2021, the Company announced that it will complete the first phase expansion of its new organic fertilizer production facility in Jiuquan City, Gansu Province and put it into production by March 2021. The Company expects to triple its organic fertilizer production capacity upon completion of its first phase expansion.

On January 19, 2021, the Company announced that the underwriters of its initial public offering had exercised in full their option to purchase an additional 750,000 ordinary shares at a public offering price of $5.00 per share to cover overallotments. Gross proceeds of the Company's initial public offering, including the exercise of the overallotment, totaled $28.75 million, before deducting underwriting discounts and other related expenses.

On January 14, 2021, the Company announced the closing of its initial public offering of 5,000,000 ordinary shares at a public offering price of US$5.00 per share. The Company received aggregate gross proceeds of US$25 million, before deducting underwriting discounts and other related expenses.

On January 11, 2021, the Company announced the pricing of its initial public offering of 5,000,000 ordinary shares at a public offering price of US$5.00 per share. The ordinary shares have been approved for listing on the Nasdaq Global Market and began trading on January 12, 2021 under the ticker symbol “QLI”.

About Qilian International Holding Group Limited

Qilian International Holding Group Limited, headquartered in Gansu, China, is a pharmaceutical and chemical products manufacturer in China. It focuses on the development, manufacture, marketing and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives product, heparin product, sausage casings, and fertilizers. The Company’s products are sold in more than 20 provinces in China. For more information, visit the company’s website at http://ir.qlsyy.net/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com

Qilian International Holding Group Limited and Subsidiaries

Consolidated Balance Sheets

	As of
	September 30	September 30
	2020	2019

ASSETS
CURRENT ASSETS:
Cash	$11,867,130	$4,594,440
Accounts receivable, net	1,118,476	603,760
Bank acceptance notes receivable	11,498,075	5,476,707
Inventories, net	11,994,471	12,522,884
Advances to suppliers, net	491,827	958,005
Other current assets	547,443	813,932
TOTAL CURRENT ASSETS	37,517,422	24,969,728

Property and equipment, net	7,419,028	7,665,322
Intangible assets, net	1,881,722	1,834,130
Long term investment	540,517	539,680
Operating lease right of use assets	243,874	-
Deferred tax assets	361,250	259,384
Security deposit	179,325	-
TOTAL ASSETS	$48,143,138	$35,268,244

CURRENT LIABILITIES:
Bank loans	$7,349,375	$4,903,128
Accounts payable	4,377,712	3,570,148
Advance from customers	3,511,198	1,911,748
Advance from customers - related parties	33,152	2,171
Deferred government grants-current	384,802	391,142
Taxes payable	1,383,182	347,930
Operating lease liabilities, current	82,468	-
Accrued expenses and other payables	1,301,882	531,713
TOTAL CURRENT LIABILITIES	18,423,771	11,657,980

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	155,723	-
Deferred government grants - noncurrent	722,137	972,338

TOTAL LIABILITIES	19,301,631	12,630,318

Commitments and contingencies

EQUITY:
Ordinary Shares, $0.00166667 par value, 100,000,000 shares authorized , 30,000,000 Ordinary Shares issued and outstanding as of March 31, 2020 and September 30, 2019 , respectively	50,000	50,000
Additional paid-in capital	12,252,077	12,252,077
Statutory Reserve	2,200,786	1,773,817
Retained earnings	12,197,372	7,560,631
Accumulated other comprehensive loss	(602,001)	(1,743,175)
Total shareholders’ equity attributable to Qilian International	26,098,234	19,893,350
Noncontrolling interests	2,743,273	2,744,576
TOTAL EQUITY	28,841,507	22,637,926
TOTAL LIABILITIES AND EQUITY	$48,143,138	35,268,244

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

	For the year ended September 30
	2020	2019	2018

NET REVENUE	$50,033,200	$46,096,684	$50,369,013

COST OF REVENUE	42,494,047	36,416,772	42,236,773

GROSS PROFIT	7,539,153	9,679,912	8,132,240

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,728,009	3,501,374	2,160,873

INCOME FROM OPERATIONS	4,811,144	6,178,538	5,971,367

Other Income (Expenses)
Interest expense	(242,877)	(223,657)	(216,187)
Other income	1,237,082	987,038	390,792
Total Other income (expense)	994,205	763,381	174,605

INCOME BEFORE INCOME TAX PROVISION	5,805,349	6,941,919	6,145,972

PROVISION FOR INCOME TAXES	864,908	1,033,440	943,363

NET INCOME	4,940,441	5,908,479	5,202,609

Less: net income attributable to non-controlling interest	(123,269)	576,161	33,102

NET INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$5,063,710	$5,332,318	$5,169,507

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,263,140	(858,337)	(652,232)
COMPREHENSIVE INCOME	6,203,581	5,050,142	4,550,377
Less: comprehensive income attributable to non - controlling interests	(1,303)	478,722	(35,398)
COMPREHENSIVE INCOME ATTRIBUTABLE TO QILIAN INTERNATIONAL HOLDING GROUP LIMITED	$6,204,884	$4,571,420	$4,585,775

Earnings per common share - basic and diluted	$0.17	$0.18	$0.17
Weighted average shares - basic and diluted	30,000,000	30,000,000	30,000,000

Qilian International Holding Group Limited and Subsidiaries

Consolidated Statements of Cash flows

	For the year ended September 30
	2020	2019	2018

Cash flows from operating activities:
Net Income	$4,940,441	5,908,479	5,202,609
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of the Right-of-use assets	62,410	-
Depreciation and amortization	1,105,588	1,188,173	1,254,098
Loss from disposal of property and equipment	-	-	4,389
Provision of doubtful accounts	188,095	(9,301)	8,329
Inventory reserve	(290,968)	67,719	201,053
Deferred tax expense	(86,495)	48,656	15,799
Investment income	(57,984)	(89,197)	(8,303)
Changes in operating assets and liabilities:
Accounts receivable	(660,667)	706,582	(1,072,933)
Bank acceptance notes receivable	(5,583,925)	(2,171,300)	(2,989,921)
Inventories	1,402,620	(3,492,342)	2,812,032
Advances to suppliers	498,378	653,028	(156,114)
Advances to suppliers - related parties, net	-	-	239,250
Other current assets	125,261	(29,853)	(32,169)
Accounts payable	613,339	(46,999)	(822,019)
Accounts payable - related parties	-	(3,042)	(2,526)
Advance from customers	1,461,407	(2,232,858)	(267,520)
Advance from customers - related parties	29,973	2,254	(11,694)
Deferred revenue	(314,238)	(319,982)	(385,118)
Tax payables	988,423	(834,183)	648,173
Accrued expenses and other payables	722,284	73,969	(199,400)
Operating lease liabilities	(67,928)	-	-
Net cash provided by (used in) operating activities	5,076,014	(580,197)	4,438,015

Cash flows from investing activities:
Purchase of property and equipment	(449,766)	(616,388)	(1,117,175)
Purchase of intangible assets	(8,798)	(635)	-
Proceeds from (Payment made for) long term investment	82,972	(64,165)	(253,596)
Investment made for marketable securities	-	14,559	(15,309)
Net cash used in investing activities	(375,592)	(666,629)	(1,386,080)

Cash flows from financing activities:
Proceeds from bank loans	7,135,009	5,089,651	(1,529,052)
Repayment of bank loans	(4,994,506)	(3,635,465)	-
Repayment of bank notes payable	-	(581,674)	(1,100,917)
Capital contribution from shareholders	-	-	247,700
Cash dividend paid	-	-	(733,944)
Payment for deferred offering costs	-	(365,310)	-
Acquisition of non-controlling interest	-	(133,552)	-
Net cash provided by financing activities	2,140,503	373,650	(3,116,213)

Effect of exchange rate change on Cash	431,765	(157,163)	(181,798)

Net increase (decrease) in cash and cash equivalents	7,272,690	(1,030,339)	(246,076)
Cash and cash equivalents at beginning of year	4,594,440	5,624,779	5,870,855
Cash and cash equivalents at end of year	$11,867,130	4,594,440	5,624,779

Supplemental cash flow information
Cash paid for interest	$280,169	$210,588	$223,773
Cash paid for income taxes	$275,607	$1,109,655	$658,409
Operating lease right of use assets obtained in exchange of lease liabilities	$143,443	$-	$-
Stock divdend appropriation to shareholders	$-	$-	$4,403,670